SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 1 )


                           ABACAN RESOURCE CORPORATION
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

              Date of Event Which Requires Filing of this Statement
                                November 4, 1998

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed

                                 X Rule 13d-1(b)

                                    002919108
                                 (CUSIP NUMBER)

1)       Name of Reporting                       Pioneering
         Person                                  Management
                                                 Corporation
         IRS Identification
         No. of Above                            13-1961193

2)       Check the Appropriate Box               (a)
         of A Member of  Group
         (See Instructions)                      (b)  X

3)       SEC Use Only

4)       Citizenship of Place of
         Organization                            Delaware

         Number of                               (5)  Sole Voting       4950000
         Shares                                  Power
         Beneficially Owned                      (6)  Shared Voting     0
                                                 Power
         by Each Reporting
         Person With                             (7)  Sole Dispositive  4950000
                                                       Power

                                                 (8)  Shared            0
                                                 Dispositive
                                                        Power

9)       Aggregate Amount Beneficially           4950000
         Owned by Each
         Reporting Person

10       Check if the aggregate
         Amount in Row  (9) Exclude Certain
         Shares (See
         Instructions)

11       Percent of Class Represented
         By Amount in Row 9.                     4.33%

12)      Type of Reporting
         Person (See Instructions)               IA

Item 1(a)         Name of Issuer.

                  ABACAN RESOURCE CORPORATION

Item 1(b)         Address of Issuer's Principal Executive Office's

                  Mr.Dirk  LeverVice President
                  ABACAN RESOURCE CORPORATION
                  140, 14811 St. Mary's Lane
                  Houston,  TX   77079

Item 2(a)         Name of Person Filing.

                  Pioneering Management Corporation

Item 2(b)         Address of Principal Business Office:

                  60 State Street, Boston, MA 02109

Item 2(c)         Citizenship:

                  State Of Delaware - Pioneering Management Corporation.

Item 2(d)         Title of Class of Securities.

                  Common Stock

Item 2(e)         CUSIP Number.

                  002919108

Item 3          The person filing this statement pursuant to Rule 13-1(b)
                Or 13d-2 is:

                (d) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership

(a)        Amount Beneficially Owned                                     4950000

(b)        Percent of Class                                              4.33%


(c)      Number of shares as to which such person has

         (i)      sole power to vote or to direct the vote             4950000

         (ii)     shared power to vote or to direct vote               0

         (iii) sole power to dispose or to direct disposition of 4950000

         (iv)     shared power to dispose or to direct disposition     0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date Hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check here:    X



Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

         Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


         November 5, 1998
                  Date




         s/Robert P. Nault
         Signature


         Robert P. Nault
         Assistant Secretary
         Type Name and Title